Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 January 8, 2008 STRUCTURED EQUITY PRODUCTS
Indicative Terms
New Issue

THE BEAR STEARNS COMPANIES INC.
Medium-Term Notes Linked to a Portfolio of Indices Due: August [●], 2011
INVESTMENT HIGHLIGHTS
•	3.5 year term to maturity.
•	The Notes are 100% principal protected if held to maturity.
•	Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A2 by Moody’s / A by S&P).
•	Issue Price: 100.00% of the principal amount ($1,000 per Note) ([99.00]% for investors who purchase a principal amount of at least $1,000,000).
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The Notes are linked to the potential positive performance of an equally-weighted portfolio comprised of the following five equity indices: (1) the S&P 500® Index (the “SPX”); (2) the Dow Jones EURO STOXX 50® Index (the “SX5E”); (3) the Nikkei 225™ Stock Index (the “NKY”); (4) the AMEX Hong Kong 30 Index (the “HKX”); and (5) the FTSE/Xinhua China 25 Index™ (the “XIN0I”) (each such index a “Component” and together the “Portfolio”). The weighting of each Component within the Portfolio is fixed at 1/5, or 20.00%, and will not change during the term of the Notes unless one or more Components is modified during the term of the Notes.

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The Cash Settlement Value will be based on the appreciation, if any, in the Portfolio over the term of the Notes as measured by the Portfolio Return. The “Portfolio Return” is calculated as the equally-weighted average of the five Index Performances, where “Index Performance” means, as of the Final Observation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the arithmetic average of the Observation Levels for that Component minus its Initial Component Level divided by (ii) its Initial Component Level.

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If the Portfolio Return is greater than zero, then the Cash Settlement Value for each Note will be equal to the principal amount of the Note, plus the product of (a) $1,000 multiplied by (b) the Portfolio Return multiplied by (c) the Participation Rate.

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If the Portfolio Return is equal to or less than zero, the Cash Settlement Value for each Note will be $1,000. Because the Notes are principal protected if held to maturity, in no event will the Cash Settlement Value for each Note be less than $1,000.

•	The Participation Rate is [100.00]%.
BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to the performance of an equally-weighted portfolio comprised of the following five equity indices: (1) the S&P 500® Index (the “SPX”); (2) the Dow Jones EURO STOXX 50® Index (the “SX5E”); (3) the Nikkei 225™ Stock Index (the “NKY”); (4) the AMEX Hong Kong 30 Index (the “HKX”); and (5) the FTSE/Xinhua China 25 Index™ (the “XIN0I”) (each such index a “Component” and together the “Portfolio”). The weighting of each Component within the Portfolio is fixed at 1/5, or 20.00%, and will not change during the term of the Notes unless one or more Components is modified during the term of the Notes. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part.

Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A2 / A (Moody’s / S&P)
CUSIP NUMBER:	073928Z55
ISSUE PRICE:	100.00% of the Principal Amount ([99.00]% for investors who purchase a Principal Amount of at least $1,000,000).
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	January [●], 2008
SETTLEMENT DATE:	January [●], 2008
MATURITY DATE:	August [●], 2011 (for a term of approximately 42 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
COMPONENTS:
The Notes are linked to the performance of an equally-weighted portfolio comprised of the following five equity indices: (1) the S&P 500® Index (the “SPX”); (2) the Dow Jones EURO STOXX 50® Index (the “SX5E”); (3) the Nikkei 225™ Stock Index (the “NKY”); (4) the AMEX Hong Kong 30 Index (the “HKX”); and (5) the FTSE/Xinhua China 25 Index™ (the “XIN0I”) (each such index a “Component” and together the “Portfolio”).

COMPONENT SPONSORS:
Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. as the sponsor of the SPX; STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsor of the SX5E; Nihon Keizai Shimbun, Inc. as the sponsor of the NKY; American Stock Exchange LLC as the sponsor for the HKX; and FTSE/Xinhua Index Limited, a joint venture of FTSE International Limited and Xinhua Financial Network Limited as the sponsor of the XIN0I are hereinafter referred to as “Component Sponsors.”

CASH SETTLEMENT VALUE:	An amount in cash that depends upon the Portfolio Return.

If the Portfolio Return is greater than zero, the Cash Settlement Value for each Note will be equal to the principal amount of the Notes, plus: the product of (a) $1,000 multiplied by (b) the Portfolio Return multiplied by (c) the Participation Rate

If the Portfolio Return is equal to or less than zero, the Cash Settlement Value for each Note will be equal to the principal amount of the Note. Because the Notes are principal protected if held to maturity, in no event will the Cash Settlement Value for each Note held to maturity be less than $1,000.

PORTFOLIO RETURN:	An amount determined by the Calculation Agent and equal to the arithmetic average of the Index Performance for each Component.
INDEX PERFORMANCE:
Equals, as of the Final Observation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the arithmetic average of the Observation Levels for that Component as of each Observation Date minus the Initial Component Level of that Component divided by (ii) the Initial Component Level of that Component.

INITIAL COMPONENT LEVEL:
Equals (i) [●] with respect to the SPX; (ii) [●] with respect to the SX5E; (iii) [●] with respect to the NKY; (iv) [●] with respect to the HKX; and (v) [●] with respect to the XIN0I, each as determined by the Calculation Agent as of the Pricing Date.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

OBSERVATION LEVEL:
Means, as of any Observation Date and for each Component, the closing index level as reported by the relevant Component Sponsor and displayed on Bloomberg Page SPX <Index> <Go> with respect to the SPX, Bloomberg Page SX5E <Index> <Go> with respect to the SX5E; Bloomberg Page NKY <Index> <Go> with respect to the NKY; Bloomberg Page HKX <Index> <Go> with respect to the HKX; and Bloomberg Page XIN0I <Index> <Go> with respect to the XIN0I.

OBSERVATION DATES:	July [●], 2008, July [●], 2009, July [●], 2010, and July [●], 2011 (the “Final Observation Date”); the Observation Dates are subject to adjustment as described in the Pricing Supplement.
ISSUE DATE:	January [●], 2008.
INTEREST:	The Notes will not bear interest.
PARTICIPATION RATE:	[100.00]%
PRICING DATE:	January [●], 2008

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated January 8, 2008 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated January 8, 2008 (subject to completion):
http://www.sec.gov/Archives/edgar/data/777001/000114420408001229/v099166_424b2.htm

•	Prospectus Supplement dated August 16, 2006:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The following hypothetical examples are for illustrative purposes and are not indicative of the future performance of the Components, the Portfolio or the future value of the Notes. The following hypothetical examples demonstrate the hypothetical Cash Settlement Value of a Note based on the assumptions outlined below. The hypothetical examples do not purport to be representative of every possible scenario concerning increases or decreases in the Components or the Portfolio Value. You should not construe these examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. Numbers may be rounded for ease of use. The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

ASSUMPTIONS:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•	Investor holds the Notes to maturity.

•	The Initial Component Level for the SPX is equal to 1,425.00.

•	The Initial Component Level for the SX5E is equal to 4,300.00.

•	The Initial Component Level for the NKY is equal to 14,750.00.

•	The Initial Component Level for the HKX is equal to 1,400.

•	The Initial Component Level for the XIN0I is equal to 24,750.

•	The Participation Rate is 100.00%.

•	All returns are based on a 42-month term, pre-tax basis.

•	No Market Disruption Events or Events of Default occur during the term of the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 1: The Portfolio Return is greater than zero.

In this example, the levels of all four Components increase relative to their Initial Component Levels on the related Observation Dates. This example illustrates how holders of the Notes would benefit from the increase in the Observation Level of each Component relative to its respective Initial Component Level on each related Observation Date.
	SPX	SX5E	NKY	HKX	XIN0I
Initial Component Level	1,425	4,300	14,750	1,400	24,750
July 2008 Observation Value	1,462	5,894	19,215	1,476	29,336
July 2009 Observation Value	1,528	6,648	22,808	1,696	32,627
July 2010 Observation Value	1,533	7,445	26,402	1,928	40,473
July 2011 Observation Value	1,404	7,164	27,320	2,280	41,915
Average Observation Level	1,482	6,788	23,936	1,845	36,088
Average Observation Level as % of Initial Component Level	103.98%	157.85%	162.28%	131.79%	145.81%

On the Final Observation Date, the Index Performance for SPX would be 3.98%, the Index Performance for SX5E would be 57.85%, the Index Performance for NKY would be 62.28%, the Index Performance for HKX would be 31.79%, and the Index Performance for XIN0I would be 45.81%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

Portfolio Return

The Cash Settlement Value, using the formula below, would equal $1,403.45.

Cash Settlement Value

Example 2: The Portfolio Return might be less than zero.

In this example, the Observation Levels of all four Components decrease relative to their Initial Component Levels on the related Observation Dates. As a result, the Portfolio Return would be less than zero, and holders of the Notes would therefore have received only the principal amount of each Note at maturity.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

	SPX	SX5E	NKY	HKX	XIN0I
Initial Component Level	1,425	4,300	14,750	1,400	24,750
July 2008 Observation Value	1,419	3,651	13,948	1,250	23,213
July 2009 Observation Value	1,408	4,005	14,457	1,349	27,208
July 2010 Observation Value	1,196	3,868	11,035	1,067	20,382
July 2011 Observation Value	1,058	3,229	12,498	1,194	21,297
Average Observation Level	1,270	3,688	12,985	1,215	23,025
Average Observation Level as % of Initial Component Level	89.14%	85.77%	88.03%	86.79%	93.03%

On the Final Observation Date, the Index Performance for SPX would be -10.86%, the Index Performance for SX5E would be -14.23%, the Index Performance for NKY would be -11.97%, the Index Performance for HKX would be -13.21%, and the Index Performance for XIN0I would be -6.97%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

Portfolio Return

Since the Portfolio Return would be less than zero, the Cash Settlement Value for each Note would be the principal amount of $1,000.

Example 3: Some Components move higher while others move lower.

In this example, the Observation Levels for some of the Components increase relative to the initial Component Levels for those Components, while the Observation Levels for other of the Components decrease relative to the Initial Component Levels for those Components.
	SPX	SX5E	NKY	HKX	XIN0I
Initial Component Level	1,425	4,300	14,750	1,400	24,750
July 2008 Observation Value	1,396	4,729	14,875	1,475	28,461
July 2009 Observation Value	1,344	3,856	16,575	1,399	32,495
July 2010 Observation Value	1,256	4,190	18,448	1,435	36,601
July 2011 Observation Value	1,175	3,721	15,247	1,430	46,883
Average Observation Level	1,293	4,124	16,286	1,435	36,110
Average Observation Level as % of Initial Component Level	90.72%	95.91%	110.42%	102.48%	145.90%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

On the Final Observation Date, the Index Performance for SPX would be -9.28%, the Index Performance for SX5E would be -4.09%, the Index Performance for NKY would be 10.42%, the Index Performance for HKX would be 2.48%, and the Index Performance for XIN0I would be 45.90%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

Portfolio Return

The Cash Settlement Value, using the formula below, will equal $1,090.82.

Cash Settlement Value

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Summary of Illustrative Examples 1-3 Reflecting the Relevant Cash Settlement Value
	Example 1	Example 2	Example 3
Hypothetical Initial Component Level for SPX	1,425	1,425	1,425
Hypothetical average Observation Level for SPX	1,482	1,270	1,293
Hypothetical Initial Component Level for SX5E	4,300	4,300	4,300
Hypothetical average Observation Level for SX5E	6,788	3,688	4,124
Hypothetical Initial Component Level for NKY	14,750	14,750	14,750
Hypothetical average Observation Level for NKY	23,936	12,985	16,286
Hypothetical Initial Component Level for HKX	1,400	1,400	1,400
Hypothetical average Observation Level for HKX	1,845	1,215	1,435
Hypothetical Initial Component Level for XIN0I	24,750	24,750	24,750
Hypothetical average Observation Level for XIN0I	36,088	23,025	36,110
Portfolio Return	Positive	Negative	Positive
Principal protected?	Yes	Yes	Yes
Cash Settlement Value per Note	$1,403.40	$1,000.00	$1,090.82

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

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Suitability of Notes for Investment - A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

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No current income—We will not pay any interest on the Notes. The yield on the Notes, therefore, may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same Maturity Date from an issuer with a comparable credit rating.

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No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the stocks underlying the Components; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

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Not exchange-listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

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Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

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The Components may not move in tandem—At a time when the level of one or more of the Components increases, the level of one or more of the other Components may decline. Therefore, in calculating the Portfolio Return, increases in the level of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Components.

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Taxes - For U.S. federal income tax purposes, we intend to treat the Notes as contingent payment debt instruments. As a result, you will be required to include original issue discount (“OID”) in income during your ownership of the Notes even though no cash payments will be made with respect to the Notes until maturity. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement..

BEAR, STEARNS & CO. INC.